Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GIGAMEDIA Receives Nasdaq Staff Deficiency Letter

TAIPEI, Taiwan, January 20, 2015 – GigaMedia Limited (NASDAQ: GIGM), an online games and computing services provider, today announced that it received a Deficiency Letter for the minimum bid price requirement for continued listing, dated January 14, 2015, from the NASDAQ Stock Market LLC (the “Nasdaq Letter”). In the letter, it indicated that the Company failed to meet the minimum bid price requirement as set forth in Listing Rule 5450(a)(1). It has resulted from the fact that the bid price of the Company’s common stock closed below US$1 per share for the last 30 consecutive business days.

In accordance with Nasdaq Stock Market Rule 5810 (c)(3)(A), GigaMedia has a grace period of 180 calendar days, or until July 13, 2015, to regain compliance. If at any time before July 13, 2015, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide a written notification to the Company indicating that it complies with the Minimum Bid Price Rule.

Nasdaq Letter has no immediate impact on the listing of the Company’s common stock on the Nasdaq Stock Market. The Company’s common stock will continue to trade on the Nasdaq Capital Market under the symbol “GIGM.”

Gigamedia will monitor the bid price for its common stock between now and July 13, 2015, and will consider available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement.

This announcement is made in compliance with Nasdaq Stock Market Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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